Filed Pursuant to Rule 253(g)(2)
File No. 024-10923

BELPOINTE REIT, INC.

SUPPLEMENT NO. 1 DATED JUNE 30, 2020
TO THE OFFERING CIRCULAR DATED MARCH 20, 2020

This document supplements, and should be read in conjunction with, the offering circular of Belpointe REIT, Inc. (“we,” “us,” “our” or the “Company”), dated March 20, 2020, as filed by the Company with the Securities and Exchange Commission (the “Commission”) on March 23, 2020 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to:

•	Announce our net asset value per share as of July 1, 2020.

Net Asset Value as of July 1, 2020

On June 30, 2020, the Company’s board of directors approved our Manager’s determination of the Company’s net asset value (“NAV”) per share of common stock, par value $0.01 per share, at $100.00 as of July 1, 2020. This NAV per share will be effective until updated by us on or about October 1, 2020, or within a commercially reasonable time thereafter, unless updated by us prior to that time.

On June 30, 2020, the Company’s board of directors approved the Manager’s determination of the Company’s net asset value (“NAV”) per share of common stock, par value $0.01 per share (the “Common Stock”), at $100.00 per share as of July 1, 2020. This NAV per share will be effective until updated by us on or about October 1, 2020, or within a commercially reasonable time thereafter, unless updated by us prior to that time

Our Manager determined our NAV based on the estimated value of each of our commercial real estate assets and investments and our cash and cash equivalents available for investment and operations.